

September 22, 2011

Via E-mail
Mr. Stephen M. Kovzan
Chief Financial Officer
NIC Inc.
25501 West Valley Parkway, Suite 300
Olathe, Kansas 66061

> **Re:** **NIC Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 2, 2011**
> **File No. 0-26621**

Dear Mr. Kovzan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Business

Government Contracts, page 6

1. We note your table on page 6 disclosing your subsidiaries and their existing contracts. In future Exchange Act periodic reports, please expand upon your disclosure of the contract expiration date to state the amount of historical revenues and the percentage of your total revenues covered by the expiring contracts. In the alternative, please tell us why you would be unable to provide such information or such information would not be useful to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

2. Please tell us how your forecasts of 2011 portal gross profit percentage on page 40 and selling and administrative costs and depreciation on page 42 comply with Item 10(b)(3) of Regulation S-K.

Liquidity, page 44

3. We note your disclosure on page 45 that you paid roughly $35.5 million in dividends out of your available cash in 2010 while your cash flow from operations, as disclosed on page 51, was roughly $22 million. In future Exchange Act periodic reports, to the extent that your dividends paid exceed your cash flows from operations, please expand your disclosure to discuss the sources of cash used for your dividend payment and the risk that such payment may not be sustainable in future periods.

Financial Statements

Notes to Consolidated Financial Statements

8. Commitments and Contingencies

SEC Investigation, page 63

4. We note your disclosure that your Chief Financial Officer has not reached a settlement with the SEC. Regarding this litigation, it does not appear that you have disclosed in your financial statement footnotes:
    (i)   the possible loss or range of loss; or
    (ii)   a statement that an estimate of the loss cannot be made
    ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Please advise or revise your disclosures beginning in the third quarter Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

5. We note your revenue growth for the six months ended June 30 slowed from 34% in 2010 to 10% in 2011 for your outsourced portals. Given that your same-state revenue growth remained roughly the same for these periods, please tell us the cause of this negative trend in your revenue growth. Please note that to the extent that you report key financial metrics, you should discuss material trends in those metrics in your MD&A. Confirm that you will provide similar disclosure, as applicable, in future Exchange Act periodic reports. See Item 303(a)(3)(ii) of Regulation S-K.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Staff Attorney, at (202) 551-3657 or Tom Kluck, Branch Chief at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant